[MASTECH LETTERHEAD]

August 19, 2008

Ms. Jennifer Gowetski

Senior Counsel

Securities and Exchange Commission

CF/AD2

100 F Street, NE

Washington, D.C. 20549-3561

Re: Mastech Holdings, Inc. Amendment No. 1 to Form 10
Filed July 23, 2008
File No. 001-34099

Dear Ms. Gowetski:

This letter is in response to your letter dated August 13, 2008 to Mastech Holdings, Inc. (the “Company”). Your letter included three additional comments to which we have responded below. For your convenience, we have set forth each comment and provided our responses immediately after each comment. In addition, we have filed today a revised Registration Statement on Form 10 in response to your comments (the “Amendment”).

Results of Separation, page 18

1.	SEC COMMENT: We note your response to prior comment 6 that the assets and liabilities you will receive relate to the IT staffing, brokerage and RPO businesses. In the business section, please revise to discuss your RPO business.

COMPANY RESPONSE: We have revised the business section as requested. See page 44 of the Amendment.

Executive Compensation, page 55

2.	SEC COMMENT: We note your response to prior comment 19 regarding the terms of employment agreements and your disclosure on page 56. We continue to note that Mastech has employment agreements in place with Messrs. Meindl, Balasubamanyam, Kutzavitch and Gorman and that iGATE has an employment agreement with Mr. Cronin. Please revise your disclosure to briefly describe the terms of the employment agreements with your named executive officers.

COMPANY RESPONSE: We have revised the disclosure to summarize the employment agreements with the named executive officers as requested. See pages 57-58 of the Amendment.

3.	SEC COMMENT: We note your responses to prior comments 21 and 22 that awards granted under the Mastech stock incentive plan initially will be substitute awards for unvested iGATE options held by Mastech employees and that all outstanding iGATE restrictive stock units held by a person who is or will be an employee of Mastech will be cancelled. Please revise your disclosure to clarify why options will be substituted, but restricted stock will be cancelled without compensation.

COMPANY RESPONSE: The restricted stock units will be cancelled because they are conditioned upon the achievement of performance objectives established in August 2006 that are unlikely to be achieved. Cancellation, therefore, represents the most likely economic outcome for such units. We have revised the disclosure accordingly. See pages 63-64 of the Amendment.

* * * *

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses provided herein, please do not hesitate to call me (412-787-9503).

Sincerely,

/s/ Steven Shangold
Steven Shangold Chief Executive Officer

Mastech Holdings, Inc.